EXHIBIT 16

March 2, 2005

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

We have read Item 4.01 of Form 8-K dated March 2, 2005, of United Security Bancshares, Inc. and are in agreement with the statements contained in the second, third and fourth paragraphs on page 2 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.